

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2015

<u>Via U.S. Mail</u>
Kyle Markward
President and Chief Executive Officer
Remove-By-You, Inc.
128 Walnut Hill Road
Bethel, CT 06801

> **Re:** **Remove-By-You, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 9, 2015**
> **File No. 333-201607**

Dear Mr. Markward:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We note your response to comment one of our letter dated March 10, 2015. Please revise your disclosure to state on the prospectus cover page that you are not a blank check company.

Prospectus Summary, page 4

2.   We note your disclosure that you are "in the business of developing, assembling, marketing and selling an all-natural product formula . . ." Please revise your disclosure to remove the suggestion that you are currently marketing or selling any products.

Business, page 33

3.   We note your reference to the American Society of Dermatological Surgery Association for your assertion that over half of the 40 million people in the United States with tattoos will end up regretting their tattoos. Please reconcile such disclosure with footnote 35 in the clinical review article you provided that attributes such statement to a clinical article.

        You may contact Tracie Towner (Staff Accountant) at 202-551-3744 or Al Pavot (Staff Accountant) at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or Craig Slivka (Special Counsel) at 202-551-3729 with any other questions.

                                        Sincerely,

                                        /s/ Craig Slivka, for

                                        Pamela Long
                                        Assistant Director

cc: Via U.S. Mail
        Blair Krueger, Esq.
        The Krueger Group, LLP
        7486 La Jolla Boulevard
        La Jolla, CA 92037